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LAURA A. BEREZIN (650) 843-5128 berezinla@cooley.com

September 1, 2006

VIA EDGAR

Jeffrey Riedler
Zafar Hasan
Ibolya Ignat
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Affymax, Inc.
Amendment No. 1 to Registration Statement
Registration File No. 333-136125

Ladies and Gentlemen:

        On behalf of Affymax, Inc. (the "Company"), we are transmitting for filing one copy of Amendment No. 1 (the "Amendment") to the Registration Statement on Form S-1, File No. 333-136125 (the "Registration Statement"), marked to show changes to the Registration Statement filed with the Securities and Exchange Commission (the "Commission") on July 28, 2006.

        The Amendment is being filed in response to comments received from the staff of the Commission (the "Staff"), by letter dated August 22, 2006, with respect to the Registration Statement (the "Comments"). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff's convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Registration Statement on Form S-1

General

1.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

  The Company respectfully acknowledges the Staff's comment.

2.
In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

  The Company respectfully acknowledges the Staff's comment and confirms that it has stated the Staff's comment in this response letter and has explained each change that has been made in response to a comment. In addition, the Company has referenced each page number of the Registration Statement in which disclosure has been revised in response to a comment by the Staff.

3.
Please file as promptly as possible all exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K. We note, for example, that you have not filed the opinion or consent of your legal counsel, along with other exhibits. Please note that we may have comments on these materials once they are filed.

  The Company respectfully acknowledges the Staff's comment and will file previously omitted exhibits with an appropriate amendment, including the opinion of counsel, as soon as they become available. The Company understands that the Staff will need sufficient time to process the amendment once the Company has filed these additional exhibits.

4.
Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

  The Company respectfully acknowledges the Staff's comment and confirms that it does not intend to use any graphic, photographic or artistic materials in the prospectus other than what is already in the prospectus.

5.
Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

  The Company respectfully acknowledges the Staff's comment and understands that the Staff may have additional comments on the pre-effective amendment containing pricing-related information. The Company is also aware that it must file this amendment prior to circulating the prospectus.

6.
Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

  The Company respectfully acknowledges the Staff's comment.

7.
Throughout the registration statement, you cite various estimates, statistics and facts and figures. Where you provide your own estimates, please explain how you arrived at those estimates and disclose any third-party sources you relied upon. For all other figures, please identify your sources in the registration statement and provide us with marked copies of these sources for our review. Set forth below is an illustrative and not exhaustive list of statements that should be supported:

•
Recombinant EPO generated over $12 billion in revenue in 2005... $8 billion in the U.S., p. 1

•
"We estimate that $3 billion is attributable to use of rEPO in patients on dialysis, at least $3 billion to oncology...," p. 1

•
Two companies own 50% of Medicare-approved dialysis facilities...80% of the independent, for-profit clinics in the US, p. 7

  We note that there are other statistics and figures used in the registration statement, including in the Business section. Our comment applies to those figures as well.

  In response to the Staff's comment, the Company has revised the disclosure throughout the Registration Statement to disclose third party sources and will provide marked copies of the third party sources as well as the basis for the Company's estimates and beliefs under separate cover marked to highlight the relevant information.

8.
We note that you intend to request confidential treatment for a number of your exhibits. Please note that we will be unable to declare your registration statement effective until all issues relating to your confidential treatment requests have been resolved. Please file the request as soon as possible.

  The Company respectfully acknowledges the Staff's comment and notes that the Company filed its request for confidential treatment with the Staff on July 31, 2006.

Prospectus Summary, p. 1

9.
We note that much of the Summary simply replicates the parallel disclosure in the Business section, including the Overview and Strategy sections. The instructions to paragraph 503(a) of Regulation S-K state that the summary "should not merely repeat the text of the prospectus but should provide a brief overview of the key aspects of the offering. Carefully consider and identify those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language." Please revise the summary accordingly.

  The Summary has been revised on pages 1 and 2 in response to the Staff's comment.

10.
We note your statement at the beginning of the summary which states, "we are a biopharmaceutical company creating novel peptide-based drugs..." However, since the company has no approved drugs on the market, this statement is not appropriate for the registration statement. Please delete this statement and any other statement presented in the registration statement which suggests that the company creates or has created drugs.

  The disclosure has been revised on pages 1, 2, 32, 45, 46, 58 and F-10 in response to the Staff's comment. In addition, in order to further clarify that the Company has no approved drugs on the market, throughout the Registration Statement the Company has changed relevant references to its "drugs" to the term "drug candidates."

11.
In the summary of risk factors, please include a bullet point stating your accumulated losses as of your most recent fiscal quarter.

  The disclosure has been revised on page 2 in response to the Staff's comment.

12.
Please explain what you mean by "peptide-based drugs."

  In response to the Staff's comment, the Company respectfully directs the Staff to the first paragraph of the heading entitled "The Affymax Solution: Hematide" in the Business Section on page 52 for the meaning of "peptide-based drugs." The Company advises the Staff that the meaning of the phrase is not readily reduced to a single sentence definition without the additional use of technical terms. In order to provide meaningful disclosure, the phrase must be explained in a broader contextual discussion. The Company believes that defining the phrase the first time it is used (i.e., in the section entitled "Summary") would be distracting and confusing for readers. Accordingly, the Company has included the explanation, including the potential advantages and issues with peptides as therapeutics, in the discussion in the section noted above.

Risk Factors, p. 6
Competition in the pharmaceutical industry is intense..., p. 8

13.
We note your statement in risk factor three that two companies dominate medicare-approved dialysis centers. Please consider whether concentration of customers may pose a risk to your ability to obtain favorable margins on your product, if approved.

  The disclosure has been revised on page 6 in response to the Staff's comment.

We have incurred significant operating losses..., p. 11

14.
Please provide your accumulated deficit as of June 30, 2006.

  The disclosure has been revised on page 10 in response to the Staff's comment.

We rely on third parties to conduct preclinical and clinical trials..., p. 13
Our dependence upon third parties..., p. 14

15.
If any of your agreements with the collaborators described in these risk factors is a material agreement upon which you are dependent, you should disclose the name of that collaborator in the appropriate risk factor and you should disclose the alternatives you will face if that collaborator does not fulfill its obligations under its agreement with you. Furthermore, your agreement with any such collaborator should be filed as an exhibit to the registration statement.

  The Company respectfully acknowledges the Staff's comment and confirms that there is no agreement with a third party to conduct preclinical studies or clinical trials or to manufacture and supply Hematide that is material to the Company's business. Accordingly, the Company has also removed from the exhibit index to the Registration Statement the following agreements:

  •
  Letter Agreement, dated October 9, 2003, by and between the Company and American Peptide Company, Inc.;

  •
  First Amendment to Letter of Intent, dated October 9, 2003, by and between the Company and American Peptide Company, Inc.; and

  •
  Clinical Supply Agreement, dated March 24, 2006, by and between the Company and American Peptide Company.

  After further consideration, the Company has determined that such agreements are not material to the Company as they either have been fully performed or provide for small clinical scale lots of active drug substance. The Company also intends to withdraw its request for confidential treatment of such exhibits.

We expect to incur substantial costs..., p. 16

16.
You reference binding arbitration with J&J and with Ortho-McNeil in this risk factor. While you have provided a separate risk factor relating to your dispute with J&J, we could not find any information in the disclosure relating to your dispute with Ortho-McNeil. Please revise your disclosure to describe the arbitration, the underlying dispute, and the risks to the company posed by the dispute in the risk factors section.

  The Company advises the Staff that Ortho-McNeil Pharmaceutical, Inc. is a wholly-owned subsidiary of Johnson & Johnson Pharmaceutical Research & Development LLC. In response to the Staff's comment, the Company has modified the disclosure on pages 5, 59 and F-20 to list all of the parties to the dispute and defined them collectively as "J&J."

If we fail to attract and retain..., p. 18

17.
If any key employees have definite plans to leave the company in the near future, please list those employees in this risk factor.

  The Company respectfully advises the Staff that, to its knowledge, no key employees have plans to leave the Company in the near future.

Use of Proceeds, p. 26

18.
Please expand the discussion to provide more information concerning what specific expenditures are included in the terms "manufacturing process development" and "fund activities in preparation of potential commercial launch."

  The disclosure has been revised on page 25 in response to the Staff's comment.

Related party transactions, p. 90

19.
Item 601 of Regulation S-K requires that you file each agreement listed in this section as an exhibit to the registration statement. Please file the agreements.

  The Company acknowledges the Staff's comment and confirms that it either has filed or included on its exhibit list to be filed by amendment each agreement required to be filed by Item 601 of Regulation S-K. In particular, the Company advises the Staff that the Company has reviewed the engagement letter, dated October 24, 2005, with Bear Stearns & Co., Inc. and respectfully submits that this agreement does not meet the criteria of Item 601(b)(10).

Principal Shareholders, p. 96

20.
Please disclose the natural persons who have dispositive and voting power over the shares held by each non-public entity listed in the table.

  The footnotes to the principal stockholders table have been revised on pages 97 and 98 in response to the Staff's comment.

Signature Page

21.
The registration statement should also be signed by the registrant's controller or principal accounting officer. Any person who occupies more than one of the specified positions required to sign the registration statement should indicate each capacity in which he or she signs the registration statement.

  In response to the Staff's comment, the signature page has been revised and the Company's principal accounting officer has signed the Registration Statement.

Notes to Consolidated Financial Statements
Note 6. Preferred Stock, p. F-21

22.
On page 44 of "Management's Discussion and Analysis," you disclose that the conversion feature of your preferred stock and the warrants issued in conjunction with your preferred stock financings are "equity-linked derivatives" that meet the paragraph 11(a) scope exception of SFAS No. 133. Please provide us with your analysis that supports your determination that these instruments meet the paragraph 11(a) scope exception under SFAS No. 133. Refer to paragraph 61(1) of SFAS No. 133 and any other applicable guidance. Additionally, please provide us with an analysis under EITF, No. 00-19 that supports your classification of these instruments as equity, as applicable.

  SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. However, paragraph 11(a) of SFAS No. 133 states the entity shall not consider the contracts issued or held by that entity that meet the following criteria as derivative instruments:

  Warrants:

  In accordance with EITF No. 00-19, the Task Force observed that, pursuant to paragraphs 11(a) and 12(c) of Statement 133, if an embedded derivative is indexed to the reporting entity's own stock and would be classified in stockholders' equity as if it was a freestanding derivative, that embedded derivative is not considered a derivative for purposes of Statement 133.

SFAS No. 133 paragraph 11(a) Criteria	Conclusion
Indexed to the entity's own stock and	Warrants are indexed to the Company's stock as settlement is performed through issuance of the Company's common stock.
Classified in stockholders' equity in the entity's statement of financial position	Classification of warrants in stockholders' equity was determined through examination of EITF No. 00-19. Refer to analysis below.

  EITF No. 00-19 Consideration

EITF No. 00-19 Reference	Conclusion
Paragraph 1 — Entities entering into contracts that are indexed to, and sometimes settled in, its own stock	Warrants are indexed to the Company's stock as settlement is performed through issuance of the Company's common stock.
Paragraph 2 — contracts may be either freestanding or embedded in another financial instrument. A freestanding contract is entered into separate and apart from any of the company's other financial instruments or equity transactions, or it is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.	Detachable common stock warrants were issued to investors in conjunction with the issuance of Series D Preferred Stock.

  The initial balance sheet classification of the contracts is generally based on the concept that contracts that require net-cash settlement are assets or liabilities and contracts that require settlement in shares are equity instruments. In accordance with paragraph 8 of EITF No. 00-19, contracts should initially be classified as equity in the following situations:

EITF No. 00-19 paragraph 8 Criteria	Conclusion
Contracts that require physical settlement or net-share settlement, or	The warrant agreements require either physical settlement or net-share settlement.
Contracts that give the company a choice of (a) net-cash settlement or (b)(i) physical settlement or (ii) net-share settlement, assuming that all the criteria set forth in paragraphs 12-32 have been met	As discussed above, the contracts provide for either physical settlement or net-share settlement. The Company does not have a choice of net-cash settlement.

  As the contracts require physical settlement or net-share settlement and do not permit net-cash settlement, it should be classified as equity in accordance with the first criteria of paragraph 8 of EITF No. 00-19.

  Preferred Stock conversion feature:

  In accordance with paragraph 12 of SFAS No. 133, an embedded derivative instrument must be separated from the host contract and accounted for as a derivative instrument pursuant to SFAS No. 133 if and only if all of the three specified criteria in that paragraph are met. With respect to the Company's preferred stock, the first criteria in paragraph 12 is not met and therefore the embedded derivative instrument, i.e. the preferred stock conversion feature, should not be separated from the host contract and accounted for as a derivative instrument pursuant to SFAS No. 133.

SFAS No. 133 paragraph 12 Criteria	Conclusion
a) The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.	The economic characteristics of the embedded derivative, i.e. the conversion feature, is akin to an equity instrument as the conversion feature only permits physical settlement of shares of common stock and therefore meet the paragraph 8 requirements of EITF No. 00-19 for equity classification. Further pursuant to paragraph 61(l) of SFAS No. 133, the host contract is akin to an equity instrument as the mandatorily redeemable preferred shares do not meet the criteria for liability classification in accordance with SFAS No. 150 (Refer to analysis below). Accordingly the economic characteristics and risks of the embedded derivative are clearly and closely related to the host contract. — This criterion is not met.

  In accordance with paragraphs 9 and 10 of SFAS No. 150, a mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. A financial instrument issued in the form of shares is mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur.

  A financial instrument that embodies a conditional obligation to redeem the instrument by transferring assets upon an event not certain to occur becomes mandatorily redeemable—and, therefore, becomes a liability—if that event occurs, the condition is resolved, or the event becomes certain to occur.

  In accordance with the Company's Amended and Restated Certificate of Incorporation, at any time after July 11, 2010, (i) the holders of at least a majority of the then outstanding Series A preferred stock may request that all shares of Series A preferred stock be redeemed or (ii) the holders of at least a majority of the then outstanding Series B, C and D preferred stock may request that all shares of Series B, C and D preferred stock be redeemed, on a pari passu basis, in two equal installments.

  Accordingly the redemption feature of the preferred stock is conditional as it is redeemable at the holder's option and accounting for the preferred stock is not within the scope of SFAS No. 150.

  The conversion feature of the preferred stock is an equity linked derivative that should not be accounted for as a derivative instrument pursuant to SFAS No. 133.

23.
Please clarify throughout the filing why you believe it is appropriate to assume the automatic conversion of your preferred stock upon the IPO.

  In response to the Staff's comment, the Company has clarified the disclosure on pages 3, 26 and 100.

Note 8, Stock-Based Compensation, p. F-24

24.
When you have disclosed an estimated offering price, please disclose in the financial statements, at a minimum, the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the filing:

•
For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option;

•
Whether or not the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

•
Whether or not the valuation specialist was a related party.

  In response the Staff's comment, the Company advises the Staff that it has not made any final determination as to the estimated offering price range and has provided preliminary and informal guidance from the underwriters supplementally pursuant to Rule 418 of the Securities Act of 1933, as amended. The Company respectfully submits that the disclosure of this informal, preliminary range in the Amendment is premature and could adversely affect the Company's ability to complete its initial public offering at this time. In response to the Staff's comment, the Company has inserted a table on page F-32 that specifies the number of options granted, the exercise price, the fair value of the common stock for financial reporting purposes and the intrinsic value at each grant date from January 1, 2005 through June 30, 2006. The Company is providing the analysis supporting the deemed fair value of the common stock for financial reporting purposes and the intrinsic value, or stock-based compensation expense, at each grant date supplementally under separate cover.

25.
Provide the above information to us for equity instruments issued subsequent to the balance sheet date through the date of your latest response.

  The Company respectfully acknowledges the Staff's comments and will provide the requested information supplementally under separate cover.

26.
Disclose in "Management's Discussion and Analysis" the intrinsic value of your outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date presented.

  In response to the Staff's comment, the Company directs the Staff's attention to its response to comment 24 and notes that it has revised the disclosure on page 37. The Company will provide the analysis supporting the deemed fair value of the common stock for financial reporting purposes and the intrinsic value, or stock-based compensation expense, at each grant date supplementally under separate cover.

Note 12, Subsequent Events, p. F-34

27.
Please revise your disclosure to discuss the following with respect to the up-front fees of $27 million and $105 million received in February and June 2006, respectively, pursuant to your agreement with Takeda, Inc.:

•
Clarify over what period you intend to recognize the up-front license fee revenue and tell us how that period correlates to your responsibilities under the agreement; and

  •
  Disclose the revenue recorded to date for the applicable financial statement periods presented.

  Additionally, in revising your disclosure about the Takeda agreement, please present the information in a separate note to the financial statements, as the "subsequent event" characterization does not appear appropriate in relation to your unaudited financial statement information.

  The Company determined that the agreements with Takeda are closely related and should be combined into a single arrangement. In making this assessment, the Company noted the following factors:

  •
  agreements were negotiated within a relatively short time frame;

  •
  the different elements in each agreement are interrelated in terms of design, technology and function; and

  •
  the achievement or failure of the development milestones in one agreement, may impact the other agreement

  The Company evaluated the multiple elements under the combined single arrangement in accordance with the provisions of Emerging Issues Task Force ("EITF") Issue No. 00-21, Revenue Arrangements with Multiple Deliverables ("EITF 00-21"). As the Company was unable to determine the stand-alone value and obtain verifiable objective evidence to determine the fair value of the undelivered elements, the Company concluded that there was a single unit of accounting.

  Accordingly, upon final delivery of the clinical trial results covered under the license, which is expected to be during the second half of fiscal 2007, the Company will commence recognizing revenue from non-refundable, upfront fees and other non-substantive milestone payments ratably over the term of its performance under the agreements, which is estimated to be twenty years from the effective date. The Company was unable to determine or obtain evidence that the revenue would be earned or obligations would be fulfilled in a specific systematic pattern, hence the Company is using a ratable recognition pattern. The upfront payments of $17 million and $105 million have been recorded as deferred revenue and will be recognized into revenue ratably over the term. The Company has not recognized any revenue associated with the up-front payments under these agreements during the six months ended June 30, 2006.

  The Company recognizes revenue from the manufacture and supply of the active pharmaceutical ingredient for Hematide upon delivery, if all other SAB 104 criteria for revenue recognition are met. Revenue recognized will be limited to the Company's cost of manufacturing and any profit margin will be deferred and recognized ratably over the term of its performance as discussed above. The Company recognized $127,000 of revenue related to the manufacture and supply of active pharmaceutical ingredient for Hematide to Takeda during the 6 months ended June 30, 2006.

  The Company will recognize revenue from reimbursement of third-party U.S. clinical development expenses when earned. The Company will apply the provisions of EITF Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" ("EITF 01-9") in determining the proper accounting for reimbursement it makes to Takeda in connection with the 30% share of third-party U.S. clinical development expenses. In accordance with EITF 01-9, revenue recognized by the Company for costs reimbursed by Takeda are reduced by amounts reimbursable to Takeda unless the Company receives a separable and identifiable benefit in exchange for the payments made to Takeda and the Company can reasonably estimate the fair value of the benefit received. The Company has not recognized any revenue associated with reimbursement of third-party U.S. clinical development expenses during the six months ended June 30, 2006.

  The Company will recognize royalties for sales of Hematide outside the U.S. and profit sharing related to sales in the U.S. when earned and all SAB 104 criteria are met.

  Included in the $27 million upfront fees received from Takeda under the February 2006 arrangement, is a $10 million payment received for the issuance of the Company's Series E Redeemable Convertible Preferred Stock. The preferred stock was purchased at its fair value as supported by an independent third party valuation specialist.

  The disclosure has been revised on pages 33, 35 F-33 and F-34 in response to the Staff's comment.

28.
Please provide us a detailed analysis of how you evaluated your convertible preferred stock issuances in 2005 and 2006 with respect to recording a beneficial conversion feature. Refer to EITF Nos. 00-27 and 98-5.

  In accordance with EITF No. 98-5 an embedded beneficial conversion feature amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value).

  In EITF No. 00-27, the Task Force reached a consensus that the effective conversion price based on the proceeds received for or allocated to the convertible instrument should be used to compute the intrinsic value, if any, of the embedded conversion option. As a result of this consensus, an issuer should first allocate the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis.

  The beneficial conversion feature for the issuance of convertible preferred stock in 2005 and 2006 was calculated based on the same common stock fair value assumptions used for stock option grants. The Company directs the Staff to its response to comment 24 and the material that is being submitted by the Company supplementally for a detailed review of the common stock fair value. The Series D convertible preferred stock financing closed during the third quarter of 2005 at a purchase price of $3.773 per share. An allocation of the gross proceeds was performed in accordance with APB No. 14 to determine the effective conversion price per share of $3.62. The Series E convertible preferred stock financing closed during the first quarter of 2006 at a purchase price of $4.7162 per share. The effective conversion price per share was calculated to be $4.72.

  Based on the fair market value of the common stock for financial reporting purposes, it was determined that the Series D and Series E convertible preferred stock had an effective conversion price higher than the fair market value of the common stock on the date of issuance and therefore not subject to the beneficial conversion feature treatment. The beneficial conversion feature treatment for both the Series D and Series E convertible preferred stock was calculated as follows:

	Series D	Series E
Issuance Month	July 2005	February 2006
Fair Market Value of common stock	$2.24	$3.80
Convertible preferred stock price per share	$3.77	$4.716
Accounting conversion price per share	$3.62	$4.72

Deemed intrinsic value	$(1.38)	$(0.92)

29.
Please clarify your intended accounting treatment for the $17.6 million milestone payment to Nektar.

  The Company has modified the disclosure on F-35 in response to the Staff's comment.

Please do not hesitate to call me if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/  LAURA A. BEREZIN

Laura A. Berezin

cc:
Arlene M. Morris, Affymax, Inc.
Paul B. Cleveland, Affymax, Inc.
Bryan W. Andrzejewski, Morgan Stanley
Bruce K. Dallas, Davis Polk & Wardwell
Tania Devilliers, PricewaterhouseCoopers

602512 v8/HN